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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One):

   X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
  ---  ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE --- ACT OF 1934

            For the transition period from __________ to ___________

                         Commission file number 1-13782

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

 Westinghouse Air Brake Company Savings Plan for Non-Pittsburgh Hourly Employees

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

                 Westinghouse Air Brake Technologies Corporation
                              1001 Air Brake Avenue
                              Wilmerding, PA 15148

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WESTINGHOUSE AIR BRAKE COMPANY SAVINGS PLAN FOR NON-PITTSBURGH HOURLY EMPLOYEES

Form 11-K Annual Report Pursuant To Section 15(D) of the Securities Exchange Act of 1934
For The Fiscal Year Ended December 31, 2000


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 WESTINGHOUSE AIR BRAKE COMPANY SAVINGS PLAN FOR NON-PITTSBURGH HOURLY EMPLOYEES

                           ANNUAL REPORT ON FORM 11-K

                           DECEMBER 31, 2000 AND 1999


                                TABLE OF CONTENTS


                                                                         PAGE
                                                                         ----
        Report of Independent Public Accountants                           1

        Statements of Net Assets Available for Plan Benefits,
           December 31, 2000 and 1999                                      2

        Statement of Changes in Net Assets Available for Plan
        Benefits for the Year Ended December 31, 2000                      3

        Notes to Financial Statements                                      4

        Supplemental Schedule:

        Item 4i - Schedule of Assets Held for Investment
        Purposes, December 31, 2000                              Schedule I



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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Westinghouse Air Brake Company Savings Plan for Non-Pittsburgh Hourly Employees and Participants:

We have audited the accompanying statements of net assets available for benefits of the Westinghouse Air Brake Company Savings Plan for Non - Pittsburgh Hourly Employees (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania
June 13, 2001


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                         WESTINGHOUSE AIR BRAKE COMPANY

                SAVINGS PLAN FOR NON-PITTSBURGH HOURLY EMPLOYEES


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2000 AND 1999


                                                      2000              1999
                                                   ----------         --------
INVESTMENTS, at market                             $  550,805         $806,959

RECEIVABLE FOR PLAN MERGER                            528,899             --

PARTICIPANT LOANS                                      28,863           34,813
                                                   ----------         --------

NET ASSETS AVAILABLE FOR PLAN BENEFITS             $1,108,567         $841,772
                                                   ==========         =======










   The accompanying notes are an integral part of these financial statements.


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                         WESTINGHOUSE AIR BRAKE COMPANY

                SAVINGS PLAN FOR NON-PITTSBURGH HOURLY EMPLOYEES


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000


                                                                       2000
                                                                    ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year           $  841,772
                                                                    ----------

INCREASES:
Employee contributions                                                  52,902
Transfer in from plan merger                                           555,797
Investment income-
Interest and dividends                                                  42,525
Net depreciation in fair value of investments                          (20,467)
                                                                    ----------

Net investment income                                                   22,058

Total increases                                                        630,757
                                                                    ----------

DECREASES:
Benefit payments                                                       363,597
Administrative expenses                                                    365
                                                                    ----------

Total decreases                                                        363,962
                                                                    ----------

NET INCREASE                                                           266,795
                                                                    ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
end of year                                                         $1,108,567
                                                                    ==========






   The accompanying notes are an integral part of these financial statements.


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                         WESTINGHOUSE AIR BRAKE COMPANY

                SAVINGS PLAN FOR NON-PITTSBURGH HOURLY EMPLOYEES


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999



1. DESCRIPTION OF PLAN:

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Westinghouse Air Brake Company Savings Plan for Non-Pittsburgh Hourly Employees (the Plan), effective May 1, 1999, is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC).

The plan was amended during 1999 to reflect the transfer of assets from the Technical Service & Marketing Profit Sharing 401(k) Plan and the Comet Industries, Incorporated 401(k) Savings Plan.

As a result of the hourly employees at the Corporation's Plattsburgh, New York work location being covered under the Savings Plan of Westinghouse Air Brake Technologies Corporation (formerly Westinghouse Air Brake Company) and Participating Subsidiary Companies, the plan is amended to clarify that the above-mentioned employees are not covered under the Plan.

Contributions

Participants may contribute, through payroll deductions, employee elective contributions from 1% to 16% of their compensation each Plan year, limited to $10,500 in 2000. In addition, participants may contribute employee after tax contributions from 1% to 16% of their compensation each Plan year.

Participant total annual contributions may not exceed the contribution limits under Section 415(c) of the IRC. In addition, the combination of an employee's elective contribution and after tax contribution cannot exceed 16% of his/her compensation.

Withdrawals

Participants may make the following types of withdrawals:

In-Service Withdrawals--A participant may withdraw any amount of the vested portion of his/her employer matching account, employer after-tax account, and rollover accounts once in any six-month period. Once a participant has reached age 59-1/2, he/she can withdraw any portion of his/her employee elective account.

Hardship Withdrawals--In the case of hardship, as defined in the Plan document, the participant can receive 100% of his/her employee elective account. Hardship withdrawals are limited to once every Plan year.

Loans

Participants may receive loans from the Plan. At no time shall the loans of the participant exceed the lesser of: 50% of the value of the participant's vested balance of his/her accounts, reduced by any outstanding loan balance or $50,000.


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Vesting

Employee contributions are at all times 100% vested and nonforfeitable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting. Expenses incurred by the plan administrator, investment manager and trustee for their services and costs in administering the Plan are paid directly by the Company.

Investment Options

The trustee of the investments is Fidelity Management Trust Company (Fidelity) per the Trust Agreement dated May 1, 1999. Fidelity maintains the investments and provides record-keeping functions for the Plan. Each participant's account, at the discretion of the participant, may be invested in any of the following funds:

a. Fidelity Equity Income Fund--This fund invests approximately 80% of its portfolio in common and preferred stocks and 20% in debt securities, usually those convertible to common stock. The goal of this fund is to provide dividends as well as price appreciation.

b. Fidelity Growth Company Fund--This fund invests in securities of companies with above average growth characteristics as demonstrated in earnings or gross sales. These securities include common stocks, securities convertible into common stocks and occasionally debt obligations.

c. Fidelity Overseas Fund--This fund normally invests at least 65% of the fund's total assets in securities of issuers from at least three countries outside the United States. These securities include common stocks, securities convertible to common stocks and debt instruments of foreign businesses and governments.


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d. Fidelity Blue Chip Growth Fund--This fund invests primarily in a diversified portfolio of common stocks of well-known and established companies. Normally, at least 65% of these securities are issued by "blue chip" companies. A blue chip firm can generally be described as having a market value of at least $200 million in outstanding stock. Its securities usually are included in the Standard & Poor's Composite Stock Price Index of 500 common stocks or the Dow Jones Industrial Average. This fund seeks growth of capital over the long term.

e. Fidelity Asset Manager Fund--This fund invests in money market instruments, intermediate and long-term bonds and equities. The goal of this fund is to seek high total return with reduced investment risk over the long term.

f. Fidelity Managed Income Portfolio--This portfolio invests in contracts with rates and maturities that are set monthly and provide current, competitive interest rates. The portfolio also invests in longer term Guaranteed Investment Contracts (GICs) with fixed rates of interest. This portfolio seeks preservation of capital and a competitive level of income over time.

g. Spartan U.S. Equity Index Fund--This fund invests in common stocks of the companies that make up the Standard and Poor's (S&P) 500 Index. The goal of this account is to model the S&P 500 Index in such a way that the account's performance is similar to that of the Index.

h. Wabtec Corporation Common Stock Fund - This fund consists entirely of Wabtec Corporation common stock for investors who want to participate in the growth of the Company as part owners.

Investments are valued at their market values based on published quotations or, in the absence of readily ascertainable market values, at such values as the trustee will determine.

The investment information included in the financial statements and supplemental schedules for the year ended December 31, 2000, has been certified by the trustee of the Plan, Fidelity.

Tax Status

No determination letter has been received. However, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.



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Adoption of SOP 99-3

The Accounting Standards Executive Committee issued Statement of Position 99-3 Accounting For And Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, which eliminates the requirement for a defined contribution plan to disclose the participant directed investment programs.

3. INVESTMENTS:

The trustee of the Plan held the Plan's investments and executed transactions therein. The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999, are as follows:

                                                       2000              1999
                                                     --------          --------
          Fidelity Managed Income Portfolio          $318,610          $503,392
          Fidelity Equity Income Fund                 108,694           137,552
          Fidelity Overseas Fund                       42,967            82,566
          Spartan U.S. Equity Index Fund               34,869            57,568


4. PLAN TERMINATION:

In the event the Plan is terminated, the Company will direct either (a) that the investment manager and trustee continue to hold the participants' accounts in accordance with the Plan, or (b) that the investment manager and trustee immediately distribute to each participant all amounts in the participant's account in a single lump-sum payment.

5. PLAN MERGER:

On December 31, 2000, the assets of the Motor Coils Manufacturing Company Savings Plan were merged into the Plan. All participants transferred in the merger were fully vested in their account balances as of such date. The receivable for plan merger on the accompanying statement of net assets available for plan benefits represents the assets in transit as of December 31, 2000.




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SCHEDULE 4i

                         WESTINGHOUSE AIR BRAKE COMPANY

                SAVINGS PLAN FOR NON-PITTSBURGH HOURLY EMPLOYEES

                    EMPLOYER IDENTIFICATION NUMBER 25-1615902


               SCHEDULE 4i SCHEDULE OF ASSETS HELD FOR INVESTMENT
                                    PURPOSES

                                DECEMBER 31, 2000


        Identity of Issue                   Description of Investment                 Current Value
----------------------------------          -------------------------                 -------------
COMMON STOCK
* Wabtec Corporation                        Wabtec Corporation
                                            2,056.770 Shares                            $ 19,910
                                                                                        --------
REGISTERED INVESTMENT COMPANIES
* Fidelity Management Trust Company         Fidelity Equity Income Fund
                                            2,034.317 Shares                             108,694

* Fidelity Management Trust Company         Fidelity Growth Company Fund
                                            117.837 Shares                                 8,417

* Fidelity Management Trust Company         Fidelity Overseas Fund
                                            1,250.122 Shares                              42,967

* Fidelity Management Trust Company         Fidelity Blue Chip Growth Fund
                                            174.291 Shares                                 8,981

* Fidelity Management Trust Company         Fidelity Asset Manager Fund
                                            496.849 Shares                                 8,357

* Fidelity Management Trust Company         Fidelity Managed Income Portfolio
                                            318,610.330 Shares                           318,610

* Fidelity Management Trust Company         Spartan US Equity Index Fund
                                            744.907 Shares                                34,869

LOAN FUND
* Participant Loans                         Outstanding Loan Balance                      28,863
                                                                                        --------
                                                                                        $579,668


* Indicates party-in-interest.


         The accompanying notes to financial statements are an integral part of this schedule.

                                                                     Schedule I

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                                    SIGNATURE

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Westinghouse Air Brake Technologies
                                           Corporation


                                           By /s/ Robert J. Brooks
                                              --------------------------
                                              Robert J. Brooks
                                              Chief Financial Officer

June 29, 2001



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